Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500)
is a widely recognized, unmanaged index of common stock prices. The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States. The Morgan Stanley Capital International World Index (MSCI World) is a broad-based, unmanaged index aggregated from 23 developed market country indices. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the BCAG. The Balanced
Fund may, however, invest up to 75% of its total assets in stocks. The Barclays Capital Aggregate Bond Index (BCAG, formerly the Lehman Brothers Aggregate Bond
Index ) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
09-040 |
for periods ending December 31, 2008
Dodge & Cox Funds Performance Results
***Since International Stock Fund’s inception on  May 1, 2001 through December 31,  2008:  4.70% compared to .97% for the MSCI EAFE Index.
***Since Global Stock Fund’s inception on May 1,  2008 through December 31, 2008:  -46.21% compared to -38.06% for the MSCI World Index.
***Since Income Fund’s inception on January 1, 1989 through December 31, 2008:  7.34% compared to 7.43% for the BCAG.
Average Annual Total Returns
1 Year 3 Years 5 Years 10 Years 20 Years
Stock Fund -43.31% -12.37% -2.59% 4.73% 10.27%
International Stock Fund -46.68% -8.65% 3.35% N.A.* N.A.
Global Stock Fund N.A.** N.A. N.A. N.A. N.A.
Balanced Fund -33.57% -8.37% -1.45% 4.77% 9.31%
Income Fund -0.29% 3.20% 3.04% 5.15% N.A.***
Comparative Indices
S & P 500 Index -36.99% -8.35% -2.19% -1.38% 8.43%
Russell 1000 Value Index -36.84% -8.33% -0.80% 1.36% 9.08%
MSCI EAFE Index -43.39% -7.35% 1.66% N.A.* N.A.*
MSCI World Index N.A.** N.A. N.A. N.A. N.A.
Combined Index -22.06% -2.75% 0.71% 1.69% 8.30%
Barclays Cap. Agg. Bond Index (BCAG) 5.24% 5.51% 4.65% 5.63% 7.43%